FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hong Kong Stock Code: 5

18 June 2021

HSBC HOLDINGS PLC

HSBC ANNOUNCES SALE
OF RETAIL BANKING BUSINESS IN FRANCE

HSBC Continental Europe ('HBCE') has today signed a Memorandum of Understanding ('MOU') regarding the potential sale of HBCE's retail banking business in France.

The potential sale includes: HBCE's French retail banking business; the Crédit Commercial de France brand; and, subject to the satisfaction of relevant conditions, HBCE's 100% ownership interest in HSBC SFH (France) and its 3% ownership interest in Crédit Logement (together, the 'Business'). The potential sale is structured such that it may proceed even if the relevant conditions to transfer HSBC SFH and/or the 3% ownership interest in Crédit Logement are not satisfied. The potential sale would not include HBCE's life insurance or asset management manufacturing businesses. HBCE, through its subsidiaries, would enter into distribution agreements with the Purchaser for insurance and asset management products.

The Business consists of a network of 244 retail branches, serving 800,000 customers at 31 December 2020. At 31 December 2020, the Business had customer loans balance of $26.2bn[1], customer deposits balance of $23.1bn and credit risk-weighted assets ('RWAs') of $7.1bn. It is anticipated that approximately 3,900 HBCE employees would transfer with the Business in accordance with relevant legislation.

Noel Quinn, Group Chief Executive, said: "The signing of an MOU for the potential sale of our French retail banking business represents a significant step in progressing the actions we announced during our strategic update earlier this year. It will enable us to dramatically simplify our business in Continental Europe and allow us to accelerate the transformation of our European wholesale banking franchise. We are committed to remaining as a leading international wholesale bank in Continental Europe, capitalising on our global network and serving our multinational customers both inbound and outbound."

The MOU includes details of the parties' information and consultation processes of their respective employees' works councils, which will commence shortly. If, following the outcome of these processes, the parties were to decide to proceed with the potential sale, they would enter into a governing transaction agreement setting out further terms for implementation, including regulatory approvals and other conditions.

The potential sale would be expected to complete in the first half of 2023. Financial impacts of the potential sale on the HSBC Group (consolidated basis) are currently expected to be[2]:

●            An estimated pre-tax loss on sale of c.$2.3bn, together with an additional $0.7bn impairment of goodwill. There would be no immediate tax benefit recognised in respect of the sale loss nor impairment. The vast majority of the estimated sales loss and impairment is expected to be recognised upon the classification of the Business as held for sale for accounting purposes, currently anticipated to be in 2022, with any remaining elements recognised by completion;
●            A reduction in the consolidated common equity tier 1 ratio of approximately 15bps (based on HSBC's Group RWAs at 31 December 2020), driven by the estimated loss on sale partially offset by the reduction in RWAs upon completion; and
●            A reduction in HSBC's Group tangible net asset value (consisting of the estimated loss excluding intangibles impairments) of an estimated $2.2bn upon completion (based on the current estimate of the financial impact).

None of the current unsecured or subordinated debt issued by HBCE will transfer to the Purchaser as part of the Potential Transaction

The Potential Transaction

Following a strategic review of HSBC's retail banking activities in France, HBCE has today signed an MOU with Promontoria MMB SAS ('My Money Group'), its subsidiary Banque des Caraïbes SA (the 'Purchaser') and My Money Bank ('MMB'), regarding the potential sale of HBCE's retail banking business in France. My Money Group, MMB and the Purchaser are under the control, directly or indirectly, of funds and accounts managed or advised by Cerberus Capital Management L.P.

The potential sale includes: HBCE's French retail banking business; the Crédit Commercial de France ('CCF') brand; and, subject to the satisfaction of relevant conditions, HBCE's 100% ownership interest in HSBC SFH (France) ('HSFH') and its 3% ownership interest in Crédit Logement (together, the 'Business') (the 'Potential Transaction').

The Business consists of a network of 244 retail branches, customer loans and deposits balances associated with its retail banking activities in France, and certain other assets and liabilities. If the Potential Transaction were to proceed, the Purchaser intends to operate the Business under the CCF brand in mainland France.

It is anticipated that approximately 3,900 HBCE employees would transfer with the Business in accordance with relevant legislation.

HBCE through its subsidiaries HSBC Assurances Vie (France), HSBC Global Asset Management (France) and HSBC REIM (France) would continue its existing insurance and asset management activities, and the Potential Transaction would therefore involve such entities respectively entering into distribution agreements with the Purchaser for insurance and asset management products.

The signing of the MOU has been approved by the boards of directors of HBCE, My Money Group and the Purchaser.

The MOU records the status of the negotiations between the parties and sets out the information and consultation process between HBCE and the Purchaser with their respective works councils, which will commence shortly. It also contains exclusivity commitments entered into by the parties.

The Potential Transaction would represent a significant step in HSBC's strategic goal to focus on its strengths and reallocate capital to invest in areas of growth.

HSBC Europe's strategy (incorporating HSBC Bank plc, our UK non-ringfenced bank, and Continental Europe operations) is to connect trade and capital flows between the west and the east, supporting delivery of our growth ambitions in the Group's distinctive Asian and Middle Eastern businesses. The potential sale of our French retail arm and the buyout of the minority shareholder in our German business completed earlier this year would enable us to continue to focus on our strengths, consolidate our operating model, simplify the business, release capital and raise returns. Our refocused business would enable wholesale clients to access 21 markets and, after excluding the French retail business, generated more than $7bn of revenues from around $160bn of RWAs in 2020. HSBC Europe is the largest contributor in the Group of cross-border client revenues into Asia and the Middle East and is a material provider of services to clients in the East that wish to access European capital markets.

Paris would remain the hub for HSBC in Continental Europe, enabling us to serve multinationals globally with our international network and to support cross-border banking flows aligned to major trade and capital corridors. Asset Management and Insurance customers would also continue to be supported through the respective businesses which will remain part of HBCE.

Financial terms

The terms of the Potential Transaction contemplate HBCE transferring the Business to the Purchaser with a net asset value of c.$2.0bn, subject to adjustment (upwards or downwards) in certain circumstances, for a consideration of €1 ($1.22).

Any required increase to the net asset value of the Business to achieve the net asset value of $2.0bn would be satisfied by the inclusion of additional cash within the scope of the Business transferred. In the event that the net asset value exceeds this target amount, the consideration would not be adjusted. Under the proposed terms of the Potential Transaction, HBCE and the Purchaser have agreed to take certain steps to manage the net asset position of the Business to be delivered at closing of the Potential Transaction ('Closing'). This includes HBCE taking steps for HSFH (or a similar vehicle) to issue covered bonds (up to $2.4bn of which may be self-financed by HBCE). The net asset position can be further reduced by up to $1.9bn via arrangements that would result in related payments due from the Purchaser to HBCE taking place within three months from Closing. In addition, HBCE would be entitled to self-finance further secured funding to the Business in order to manage the net asset position. If the net asset value of the transferred Business at Closing (calculated on the basis that certain actions have been taken by HBCE to manage the net asset position) is expected to exceed the target, HBCE would have the right to terminate the Potential Transaction (and therefore would be able to avoid an increased loss on sale).

The Potential Transaction is structured such that the parties may proceed to Closing even if the relevant conditions to transfer HSFH and/or the 3% ownership interest in Crédit Logement are not satisfied. In these circumstances the parties would put in place arrangements replicating for HBCE the economics that would apply had the relevant conditions been satisfied. If the parties were to proceed to Closing without the condition to transfer HSFH being satisfied, there would be a deferred transfer to the Purchaser of certain home loans that would otherwise fall within the scope of the Potential Transaction. Similarly, if the steps the parties have agreed to take to manage the net asset position of the Business are implemented where the condition to transfer HSFH is not satisfied, the amount of home loans that would initially not fall within the scope of the Potential Transaction may be increased. Any deferred transfer of home loans would be on the basis of them transferring at book value, subject to an adjustment such that the Purchaser should have the economic exposure to the ownership of such loans from Closing.

The Potential Transaction would involve the transfer to the Purchaser of HBCE's internal models for calculation of credit RWAs of the Business based on the internal ratings-based approach. If the Purchaser obtains regulatory approval to calculate the credit RWAs of the Business using ratings systems and internal models that are based on or derived from these HBCE internal models within five years of Closing, additional consideration will be payable by the Purchaser to HBCE (to be calculated by reference to the resulting reduction in capital requirement associated with the Business). This additional consideration is unlikely to exceed $60m.

The Board of Directors of HSBC Holdings plc believes the terms of the Potential Transaction are fair and reasonable and in the interests of shareholders as a whole. The financial terms and aggregate contemplated consideration of the Potential Transaction were arrived at after arm's length negotiations and having taken into account the value of the component elements of the Business and the reasons for the sale set out below.

Financial impact of the Potential Transaction

The sale would generate an estimated pre-tax loss (calculated on an IFRS basis) for HSBC Group of c.$2.3bn, together with an additional $0.7bn impairment of goodwill[3]. There would be no immediate tax benefit recognised in respect of the sale loss nor impairment. The vast majority of the estimated sales loss and impairment is expected to be recognised upon the classification of the Business as held for sale for accounting purposes, currently anticipated to be in 2022, with any remaining elements recognised by completion.

	Estimate	Expected timing of P&L impact
Estimated transferring net asset value	($2.0bn)
Purchase price expected to be payable on Closing	€1 ($1.22)
Estimated resulting pre-tax loss	($2.0bn)	2022
Other estimated P&L transaction impact (including transaction costs, write-offs and recycling reserves)	($0.3bn)	2021-2023
Estimated total pre-tax loss on sale for HSBC Group	($2.3bn)
Goodwill impairment by HSBC Group	($0.7bn)	2022

Expected financial impacts and timings are based on 31 December 2020 financial position of the Business and the anticipated date of satisfying the held for sale accounting classification requirements, both may be subject to change.

It is estimated that the sale of the Business would reduce credit RWAs at an HSBC consolidated level under UK regulatory rules by up to $7.1bn based on 31 December 2020 figures. The HSBC Group has a strong capital position, with a consolidated common equity tier 1 capital ratio of 15.9% as at 31 December 2020. The pre-tax loss on sale would be partially offset by the reduction in credit RWAs, and would be expected to lead to an estimated decrease in the HSBC Group consolidated common equity tier 1 capital ratio of approximately 15 basis points (based on HSBC Group RWAs at 31 December 2020)[4]. A reduction in the HSBC Group's tangible net asset value (consisting of the estimated loss excluding intangibles impairments) of an estimated $2.2bn would be expected upon Closing (based on the current estimate of the financial impact of the Potential Transaction). None of the current unsecured or subordinated debt issued by HBCE will transfer to the Purchaser as part of the Potential Transaction.

The financial impact of the Potential Transaction set out above is calculated on the assumption that HSFH and the 3% ownership interest in Crédit Logement are within the scope of the Potential Transaction at Closing. If HSFH does not transfer at Closing, this would result in an initial lower reduction in RWAs of HBCE (and of HSBC at a consolidated level).

Given the financial terms of the Potential Transaction, it is not expected that the Potential Transaction will result in any net proceeds of sale for the HSBC Group.

On Closing, the profit and loss and the assets and liabilities of the Business will no longer be consolidated into the HSBC Group's consolidated financial statements and HSFH, if the required consent for its transfer is obtained, will cease to be a subsidiary of the HSBC Group.

HSBC does not anticipate that the Potential Transaction will lead to a change in the current issuer credit ratings of HBCE.

Reasons for the Potential Transaction

In the second half of 2019, HSBC commenced a strategic review of the Business. The strategic review has resulted in the exploration of the Potential Transaction as HSBC considered that continuing to operate a relatively subscale retail network in France was not aligned with its wider global strategy. The implementation of the Potential Transaction would be an important step towards optimising HSBC's operating footprint. France remains a key market for HSBC, and the Potential Transaction would facilitate HSBC's focus on further developing its wholesale business in Continental Europe.

Indicative timetable, next steps and conditions

As noted above, the MoU sets out the information and consultation process by the parties of their respective employees' works councils and contains exclusivity commitments by both parties.

The information and consultation processes will commence shortly. If, following the outcome of these processes, the parties were to decide to proceed with the Potential Transaction, a governing transaction agreement would be entered into between HBCE, the Purchaser and My Money Group setting out the further terms for implementation of the Potential Transaction.

The Potential Transaction would be subject to clearance from relevant financial, governmental and regulatory approvals. Approvals would also be required in connection with the transfer of the interests in HSFH and Crédit Logement. However as noted above, the Potential Transaction would proceed even if these approvals were not obtained.

The Potential Transaction would be expected to close in the first half of 2023.

Further information

As at 31 December 2020, the value of the gross assets of the Business was $28.9bn, including $26.2bn of customer loans balance. The Business also has customer deposit balance of $23.1bn. The Business under HBCE ownership generated $500m and $495m of revenues, incurred $705m and $760m of operating costs, and recognised a $1m net cost of risk reversal and $23m net cost of risk charge, during the financial years ended 31 December 2019, and 2020, respectively. The loss before tax for the Business for the financial years ended 31 December 2019 and 31 December 2020 was $204m and $288m respectively. No loss after tax was recorded for the Business, as tax is applied at the entity level.

HSBC Global Banking and Lazard are acting as financial advisors to HSBC in connection with the Potential Transaction.
The Potential Transaction is being treated as a Class 2 transaction for the purposes of the UK Financial Conduct Authority's Listing Rules and, in view of a cap on the overall consideration for the Potential Transaction to be included in the governing transaction agreement, as a disclosable transaction under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the 'Hong Kong Listing Rules').

To the best of the knowledge, information and belief of the Directors of HSBC having made all reasonable enquiries, the Purchaser and its ultimate beneficial owners are third parties independent of HSBC and its connected persons (as defined under the Hong Kong Listing Rules).

Miscellaneous

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Mark Tucker*, Noel Quinn, James Anthony Forese† , Steven Guggenheimer† , Irene Lee† , José Antonio Meade Kuribreña† , Eileen K Murray† , David Nish† , Ewen Stevenson, Jackson Tai† and Pauline van der Meer Mohr† .

* Non-executive Group Chairman
† Independent non-executive Director

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

Investor enquiries to:
Richard O'Connor          +44 (0) 20 7991 6590                 investorrelations@hsbc.com

Media enquiries to:
Heidi Ashley                   +44 (0) 20 7992 2045                 heidi.ashley@hsbc.com
                                       +44 7920 254057

Gillian James                  +44 (0) 20 7992 0516                 gillian.james@hsbcib.com
                                        +44 7584 404238

Notes to editors:

1. The abbreviations '$m' and '$bn' represent millions and billions (thousands of millions) of US dollars, respectively.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of $2,959bn at 31 March 2021, HSBC is one of the world's largest banking and financial services organisations.

3. HSBC Continental Europe
HSBC Continental Europe is a subsidiary of HSBC Holdings plc. HSBC Continental Europe is headquartered in Paris. HSBC Continental Europe includes, in addition to its banking activities in France, the activities of 10 European branches (Belgium, Spain, Greece, Ireland, Italy, Luxembourg, Netherlands, Poland, Czech Republic and Sweden). HSBC Continental Europe's mission is to serve customers in continental Europe for their needs worldwide and customers in other Group countries for their needs in continental Europe.

4. HSBC SFH (France)
HSBC SFH (France) is a funding vehicle used by HBCE for the issuance of covered bonds backed by mortgage loans issued by HBCE.

5. Crédit Logement
Crédit Logement operates as a provider of mortgage loan guarantees in the French market.

6. Banque des Caraibes
Banque des Caraibes ('BdC') is a universal bank regulated by the ACPR, and is currently operating in the French Caribbean under the My Money Group umbrella. BdC is ultimately controlled by funds and accounts managed or advised by Cerberus Capital Management L.P. The principal business of the Purchaser relates to retail and commercial banking.

7. Promontoria MMB
Promontoria MMB is a financial holding company of My Money Group and is regulated by the ACPR. It owns majority shares notably in Banque des Caraïbes and My Money Bank.

8. My Money Bank
My Money Bank is a bank regulated by the ACPR and is currently operating in mainland France under the My Money Group umbrella. MMB is ultimately controlled by funds and accounts managed or advised by Cerberus Capital Management L.P. The principal business of My Money Bank relates to debt consolidation and commercial real estate.

9. Cerberus Capital Management L.P.
Founded in 1992, Cerberus is a global leader in alternative investing with approximately $55bn in assets across complementary credit, private equity, and real estate strategies. Cerberus invests across asset classes, sectors, and geographies where its integrated investment platforms and proprietary operating capabilities create an edge to improve performance and drive long-term value.

10. Lazard & Co., Limited
Lazard & Co., Limited, which is authorised and regulated by the Financial Conduct Authority in the United Kingdom, and Lazard Frères SAS (together 'Lazard') are acting exclusively for HSBC Continental Europe and for no one else in connection with the Potential Transaction and will not be responsible to anyone other than HSBC Continental Europe for providing the protections afforded to their clients or for providing advice in connection with the Potential Transaction. Neither Lazard nor any of their respective affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this document, any statement contained herein, the Potential Transaction or otherwise.

This announcement contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as 'expects,' 'targets,' 'believes,' 'seeks,' 'estimates,' 'may,' 'intends,' 'plan,' 'will,' 'should,' 'potential,' 'reasonably possible', 'anticipates,' 'project', or 'continue', variation of these words, the negative thereof or similar expressions or comparable terminology. HSBC has based the forward-looking statements on current plans, information, data, estimates, expectations and projections about, among other things, results of operations, financial condition, prospects, strategies and future events, and therefore undue reliance should not be placed on them. These forward-looking statements are subject to risks, uncertainties and assumptions about us, as described under 'Cautionary statement regarding forward-looking statements' contained in the HSBC Holdings plc Annual Report on Form 20-F for the year ended 31 December 2020, filed with the SEC on 24 February 2021 (the '2020 Form 20-F') and in other reports on Form 6-K furnished to or filed with the SEC subsequent to the 2020 Form 20-F ('Subsequent Form 6-Ks'). HSBC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. No representation or warranty is made as to the achievement or reasonableness of and no reliance should be placed on such forward-looking statements. Additional information, including information on factors which may affect the HSBC Group's business, is contained in the 2020 Form 20-F and Subsequent Form 6-Ks.

[1] Figures throughout this announcement were converted from € to $ at 1.22, the rate at 1 June 2021.
[2] Based on 31 December 2020 HSBC Group consolidated balance sheet and target net assets of the Business at closing.
[3] Based on 31 December 2020 HSBC Group consolidated balance sheet and target net assets of the Business at closing.
[4] Estimated HSBC consolidated common equity tier 1 capital ratio impact calculated using financial statements dated 31 December 2020 and therefore may be impacted by circumstances arising between this date and the date of completion of the Potential Transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 18 June 2021